UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: April 5, 2023

Worthy Property Bonds, Inc.

(Exact name of issuer as specified in its charter)

86-3192320

(I.R.S. Employer Identification Number)

11175 Cicero Drive, Suite 100, Alpharetta, Georgia 30022

(Full mailing address of principal executive office)

(678) 646-6791 ext. 7803

(Issuer’s telephone number, including area code)

Item 9. Other Events

On April 5, 2023, the Company submitted a blue sky notice filing and paid the requisite filing fee to allow the Company to offer its Worthy Property Bonds in the U.S. territory of Puerto Rico. Sales in Puerto Rico will be facilitated through the Dalmore Group, who is registered as a broker-dealer in the territory. As of the date of this report, no sales have been conducted.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Property Bonds, Inc.

April 5, 2023	By:	/s/ Dara Albright
Dara Albright
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

April 5, 2023	By:	/s/ Dara Albright
Dara Albright
President, Chief Executive Officer, Chief Marketing Officer and Director

April 5, 2023	By:	/s/ Sally Outlaw
Sally Outlaw Director

April 5, 2023	By:	/s/ Alan Jacobs
Alan Jacobs
Treasurer (Chief Financial Officer), Secretary and Director